SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 July 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	New Management Appointments dated 18 July 2011

Exhibit No: 99.1

IHG ANNOUNCES NEW MANAGEMENT APPOINTMENTS

18 July 2011-  InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces the appointment of a head for its new European division and a regional realignment which combines the Middle East and Africa with Asia Australasia, allowing two similar businesses to leverage scale in key developing markets.  The changes are effective from 1 August.

Angela Brav, currently Chief Operating Officer, North America takes up the new position of Chief Executive, Europe assuming a seat on the Executive Committee.

Jan Smits, currently head of the Asia Australasia region now takes additional responsibility for the Middle East and Africa, becoming Chief Executive, Asia, Middle East and Africa.

These appointments follow the move last month of Kirk Kinsell, former President Europe, Middle East and Africa to President, The Americas.

Tom Seddon, Chief Marketing Officer, is leaving IHG. His role will be split on an interim basis between two senior members of the IHG sales and marketing organisation.  Eric Pearson, currently Chief Marketing Officer, The Americas, becomes Interim Global Head of Brands.  Steve Sickel, currently Senior Vice President Distribution and Relationship Marketing, becomes Interim Global Head of Sales and Distribution.

A full search process is underway for a new Chief Marketing Officer.

Chief Executive of IHG, Richard Solomons, said
:
"Following the promotion last month of Kirk Kinsell to President, Americas I am delighted to welcome Angela to the Executive Committee and congratulate Jan on his additional responsibilities.  Across the company we have strength in depth, enabling swift appointments while keeping momentum across the business. Angela Brav brings a wealth of franchising and operations experience to Europe and aligning two similar businesses in the Middle East and Asia Australasia under Jan Smits will allow us to leverage our scale more effectively, driving market share growth. Finally I would like to thank Tom Seddon for his significant contribution to IHG during his time with the Group and I wish him well for the future."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):      +44 (0)1895 512176
Media Affairs (Leslie McGibbon, Kari Kerr):                        +44 (0)1895 512425
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Background information

Angela Brav
Having grown up in Germany, Angela joined IHG in 1988 and has held many senior roles in our US and European businesses before her current position as Chief Operating Officer, The Americas, where she leads the North American operations of over 3,000 franchised and managed hotels.  In addition to her extensive US experience, Angela has worked in Belgium and Mexico.  Prior to joining IHG, Angela worked for various hotel management companies in a range of operational positions.

Jan Smits
Jan has been with IHG since 2002, and currently leads the Asia Australasia region and is a member of the Executive Committee.  He will add IHG's operations in the Middle East and Africa to his existing responsibilities.  Jan has almost 30 years' experience in the hospitality industry. Prior to joining IHG, Jan was Director of Operations with Rydges Hotels & Resorts. He has also held various senior management positions with Southern Pacific Hotel Corporation (SPHC) which was acquired by IHG in 2000.

Eric Pearson
Eric joined IHG in 1997 and is currently Chief Marketing Officer, The Americas, accountable for all sales and marketing activities across IHG brands in the Americas.  A 20-year veteran of the hospitality industry, Eric has worked for The Walt Disney Company, IBM and NASA in different management and technical roles.

Steve Sickel
Steve joined IHG in 2000 and holds the position of Senior Vice President, Distribution & Relationship Marketing where he is responsible for IHG's e-commerce, reservations and loyalty programs.
Prior to IHG, Steve was Managing Director, Loyalty Marketing, at Continental Airlines for eight years.

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® .  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.
IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.
IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com
For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 July 2011